

September 26, 2011

<u>Via E-mail</u>
Mr. Hongbo Cao
Chief Executive Officer
BEFUT International Co., Ltd.
27th Floor, Liangjiu International Tower
5 Heyi Street
Dalian City, 116011 People's Republic of China

> **Re: BEFUT International Co., Ltd.**
> **Form 10-K/A for the Fiscal Year Ended June 30, 2010**
> **Filed September 26, 2011**
> **Form 10-K/A for the Fiscal Year ended June 30, 2009**
> **Filed September 9, 2011**
> **Form 10-Q/A for the Period Ended September 30, 2010**
> **Filed September 16, 2011**
> **Form 10-Q/A for the Period Ended March 31, 2010 Filed September 9, 2011**
> **Form 10-Q/A for the Period Ended December 31, 2009**
> **Filed September 9, 2011**
> **Form 10-Q/A for the Period Ended September 30, 2009**
> **Filed September 9, 2011**
> **File No. 0-51336**

Dear Mr. Cao:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Cash, for

Rufus Decker
Accounting Branch Chief

CC: <u>Via E-mail</u>
Michael Peng, Esq., Pryor Cashman LLP